Exhibit 99.1

51job, Inc. Announces Shareholders’ Approval of Merger Agreement

SHANGHAI, April 27, 2022 – 51job, Inc. (Nasdaq: JOBS) (“51job”, or the “Company”), a leading provider of integrated human resource services in China, announced today that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of June 21, 2021, as amended by amendment No. 1 to agreement and plan of merger, dated as of March 1, 2022 (as so amended and as may be further amended from time to time, the “Merger Agreement”), between the Company and Garnet Faith Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company, and to authorize and approve the consummation of any and all transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 76% of the Company’s total outstanding common shares, including common shares represented by the Company’s American depositary shares (the “ADSs”), voted in person or by proxy at the extraordinary general meeting. Each shareholder has one vote for each common share. These shares represented approximately 76% of the total outstanding votes represented by the Company’s total common shares outstanding at the close of business in the Cayman Islands on the record date of April 14, 2022. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by approximately 93% of the total votes cast at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and completing the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company and its ADSs would no longer be listed or traded on any stock exchange, including the NASDAQ Global Select Market, and the Company’s ADS program would be terminated.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

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51job, Inc. Announces Shareholders’ Approval of Merger Agreement

April 27, 2022

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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